3/9

05006392

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Satellite Public Co Ltd

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4527 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT: 3/10/05

SHIN SATELLITE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS

31 December 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2004 and 2003, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2004 and 2003, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
17 February 2005

Shin Satellite Public Company Limited
Balance Sheets
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	992,899,128	820,123,292	680,234,482	241,793,967
Short-term investment	4	209,886,793	-	209,886,793	-
Trade accounts receivable and accrued income, net	5, 30	991,237,111	923,290,496	834,377,262	621,981,873
Amounts due from related parties	30	9,568,873	-	3,159,465	21,492,818
Short-term loans and advances to related parties	30	-	-	69,736,201	18,032,472
Inventories, net	6	325,551,634	547,962,633	247,095,814	511,686,582
Current portion of foreign currency forward contracts receivable, net	16	557,130	-	557,130	-
Other current assets, net	7, 30	196,427,670	379,509,950	123,136,358	212,147,747
Total current assets		2,726,128,339	2,670,886,371	2,168,183,505	1,627,135,459
Non-current assets					
Investments - equity method	8	758,889,592	2,719,499	1,942,708,681	1,635,632,391
Long-term investments - other	9	-	12,507,236	-	-
Long-term loan to another company	10	29,174,451	26,421,642	29,174,451	26,421,642
Property and equipment, net	11	19,638,108,660	17,104,474,325	15,993,596,753	14,105,127,469
Property and equipment under concession agreement, net	12	3,933,484,796	4,771,261,911	3,933,484,796	4,645,626,251
Deferred charges, net	12	89,055,359	98,161,102	32,305,439	35,456,650
Intangible assets, net	12	201,313,071	248,954,856	12,576,037	2,167,986
Other non-current assets, net	13, 30	210,537,857	180,599,546	197,495,019	131,472,370
Total non-current assets		24,860,563,786	22,445,100,117	22,141,341,176	20,581,904,759
Total assets		27,586,692,125	25,115,986,488	24,309,524,681	22,209,040,218

Director ______________________ Director ______________________

Date ______________________

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003	2004	2003
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	14	1,392,099,934	897,000,000	1,290,099,934	830,000,000
Trade accounts payable	30	585,473,424	414,613,767	196,435,189	144,524,205
Accounts payable - property and equipment	30	218,299,231	231,357,560	71,582,487	23,219,947
Amounts due to related parties	30	12,720,085	16,132,986	14,252,015	23,438,076
Current portion of long-term borrowings, net	14	2,152,510,080	1,578,265,989	1,762,584,049	1,276,931,685
Short-term loans from other company	14	-	6,101,895	-	-
Current portion of foreign currency forward contracts payable, net	16	555,379,863	604,489,800	555,379,863	604,489,800
Current portion of advances from customers		116,147,151	153,336,909	52,093,450	23,961,870
Accrued concession fee		574,641,662	236,803,454	453,011,175	134,543,986
Accrued expenses	30	182,640,657	224,068,931	135,779,018	88,563,726
Other current liabilities	15	345,231,648	299,924,268	180,897,423	158,561,062
Total current liabilities		6,135,143,735	4,662,095,559	4,712,114,603	3,308,234,357
Non-current liabilities					
Foreign currency forward contracts payable, net	16	-	36,521,000	-	36,521,000
Long-term borrowings, net	14	12,211,314,717	11,888,624,365	10,318,346,259	10,159,406,087
Net liabilities in subsidiaries	8	-	-	113,106,845	544,939,338
Other non-current liabilities	30	76,115,904	85,515,432	74,366,061	81,514,284
Total non-current liabilities		12,287,430,621	12,010,660,797	10,505,819,165	10,822,380,709
Total liabilities		18,422,574,356	16,672,756,356	15,217,933,768	14,130,615,066

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
Shareholders' equity					
Share capital	17				
Authorised share capital - ordinary shares		5,568,472,000	5,500,000,000	5,568,472,000	5,500,000,000
Issued and paid-up share capital - ordinary shares		4,384,409,000	4,375,000,000	4,384,409,000	4,375,000,000
Premium on share capital	17	2,198,394,730	2,190,000,000	2,198,394,730	2,190,000,000
Unrealised cumulative gains on dilution of investment in subsidiary		376,224,720	-	376,224,720	-
Cumulative foreign currency translation adjustment		(186,947,505)	(168,885,854)	(186,947,505)	(168,885,854)
Retained earnings					
Appropriated					
Legal reserve	19	153,120,337	110,314,194	153,120,337	110,314,194
Unappropriated		2,166,389,631	1,571,996,812	2,166,389,631	1,571,996,812
Total parent's shareholders' equity		9,091,590,913	8,078,425,152	9,091,590,913	8,078,425,152
Minority interests		72,526,856	364,804,980	-	-
Total shareholder's equity		9,164,117,769	8,443,230,132	9,091,590,913	8,078,425,152
Total liabilities and shareholders' equity		27,586,692,125	25,115,986,488	24,309,524,681	22,209,040,218

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Income
For the years ended 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003	2004	2003
	Notes	Baht	Baht	Baht	Baht
REVENUES	30				
Revenues from sales and services		5,120,378,208	5,804,695,125	3,184,931,073	3,323,488,567
Other income	20	334,285,714	292,072,880	347,299,707	270,885,560
Gain on foreign exchange		-	119,878,342	-	115,518,128
Share of net results from investments- equity method	8	111,870,196	456,107	380,745,320	342,175,998
Total revenues		5,566,534,118	6,217,102,454	3,912,976,100	4,052,068,253
EXPENSES	30				
Cost of sales and services		2,788,187,057	2,947,433,626	1,811,442,185	1,649,917,511
Concession fee		429,791,148	586,123,034	362,967,189	515,629,981
Selling and administrative expenses		998,644,407	1,100,878,069	603,451,988	537,528,186
Directors' remuneration		4,941,576	5,055,123	4,070,000	4,120,000
Loss on foreign exchange		28,051,108	-	36,345,646	-
Total expenses		4,249,615,297	4,639,489,852	2,818,277,008	2,707,195,678
Profit before interest expense and income tax		1,316,918,822	1,577,612,602	1,094,699,092	1,344,872,575
Interest expense	30	(130,574,040)	(137,916,047)	(36,293,248)	(47,620,828)
Income tax		(298,051,977)	(312,557,052)	(202,282,978)	(216,963,812)
Profit before minorities		888,292,805	1,127,139,503	856,122,866	1,080,287,935
Profit attributable to minorities, net		(32,169,941)	(46,851,568)	-	-
Net profit for the year		856,122,864	1,080,287,935	856,122,866	1,080,287,935
Basic earnings per share (Baht)	22	0.98	1.24	0.98	1.24
Diluted earnings per share (Baht)	22	0.97	1.23	0.97	1.23

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2004 and 2003

		Consolidated (Baht)							
	Notes	Issued and paid - up share capital (Note 17)	Premium on share capital (Note17)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 19)	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000,000	2,190,000,000	-	19,780,211	56,299,821	545,723,250	17,309,574	7,204,112,856
Foreign currency translation adjustment		-	-	-	(188,666,065)	-	-	-	(188,666,065)
Net profit for the year		-	-	-	-	-	1,080,287,935	-	1,080,287,935
Increase in legal reserve during the year	19	-	-	-	-	54,014,373	(54,014,373)	-	-
Increase in minority interests during the year		-	-	-	-	-	-	347,495,406	347,495,406
Closing balance as at 31 December 2003		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132
Increase in share capital during the year	17	9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	8e (4)	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year	18	-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	19	-	-	-	-	42,806,143	(42,806,143)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(292,278,124)	(292,278,124)
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2004 and 2003

		Company (Baht)							
	Notes	Issued and paid - up share capital (Note 17)	Premium on share capital (Note 17)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 19)	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000,000	2,190,000,000	-	19,780,211	56,299,821	545,723,250	-	7,186,803,282
Foreign currency translation adjustment		-	-	-	(188,666,065)	-	-	-	(188,666,065)
Net profit for the year		-	-	-	-	-	1,080,287,935	-	1,080,287,935
Increase in legal reserve during the year	19	-	-	-	-	54,014,373	(54,014,373)	-	-
Closing balance as at 31 December 2003		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152
Increase in share capital during the year	17	9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	8e (4)	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year	18	-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	19	-	-	-	-	42,806,143	(42,806,143)	-	-
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

		Consolidated		Company	
		2004	2003	2004	2003
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	23	2,560,162,672	1,881,149,943	1,668,012,271	1,024,813,542
Cash flows from investing activities					
Investments in subsidiaries and associate, net	8e, 24	(441,711,327)	(228,019,041)	-	(89,259,142)
Payments for short-term investments		(219,987,474)	-	(219,987,474)	-
Payments for long-term investments		(5,115)	-	-	-
Receipts from long-term investments		10,000,000	415,825	-	420,000
Loans to subsidiaries		(107,711)	-	(69,209,518)	(7,368,848)
Loans to other company		-	(5,503,965)	-	(5,503,965)
Receipts from loans to subsidiary, associate and joint venture		107,711	24,660,753	15,827,380	28,772,241
Purchases for property and equipment		(2,932,926,894)	(5,909,964,867)	(1,967,346,473)	(5,231,662,172)
Purchases for property and equipment under concession agreements		-	(102,000)	-	(102,000)
Payments for intangible assets	12	(4,452,297)	(2,167,986)	(2,077,456)	(2,167,986)
Payments for deferred charges	12	(25,226,682)	(69,016,948)	(18,728,497)	(15,349,699)
Dividends received from associate	8b	37,514,999	-	-	-
Proceeds from sales of property and equipment		9,334,657	2,606,570	3,624,238	482,578
Net cash payments from investing activities		(3,567,460,133)	(6,187,091,659)	(2,257,897,800)	(5,321,738,993)
Cash flows from financing activities					
Proceeds from increase of share capital	17	17,803,730	-	17,803,730	-
Advance proceeds from increase of share capital		2,403,755	-	2,403,756	-
Proceeds from increase of share capital in subsidiary	8e	1,092,542,500	245,000,000	-	-
Dividend payment	18	(218,923,902)	-	(218,923,902)	-
Proceeds from short-term borrowings	14	3,991,366,307	2,944,440,477	3,440,366,307	2,844,440,477
Proceeds from long-term borrowings, net of financial expenses		1,674,243,434	8,186,648,678	1,255,665,452	6,132,663,890
Repayments of loan from parent company		-	(142,912,020)	-	-
Repayments of short-term borrowings	14	(2,994,819,679)	(4,706,406,792)	(2,972,717,784)	(4,607,406,793)
Repayments of long-term borrowings	14	(922,189,818)	(2,003,709,418)	(503,777,120)	(192,180,791)
Net cash receipts from financing activities		2,642,426,327	4,523,060,925	1,020,820,439	4,177,516,783
Net increase (decrease) in cash and cash equivalents		1,635,128,866	217,119,209	430,934,910	(119,408,668)
Cash and cash equivalents, opening balance		820,123,292	519,703,421	241,793,967	362,388,089
Cash recognised on change of status of associate to joint venture	8e	(1,469,858,634)	84,789,169	-	-
Effects of exchange rate changes		7,505,605	(1,488,507)	7,505,605	(1,185,454)
Cash and cash equivalents, closing balance	3	992,899,129	820,123,292	680,234,482	241,793,967

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

Supplementary information for cash flows :

		Consolidated		Company	
		2004	2003	2004	2003
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Interest paid		420,305	346,237	327,120	231,465
Income tax paid		304,026	258,411	205,162	125,755
Non-cash transactions					
Acquisition of property and equipment through debt		396,657	121,598	70,826	27,496
Acquisition of investment in subsidiary through share swap		-	88,994	-	88,994
Transfer of buildings and equipment through borrowings	14	66,227	-	-	-

The notes to the consolidated and company financial statements on pages 10 to 53 are an integral part of these financial statements.

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The principal business of the Company, its subsidiaries, associate and joint venture (collectively "the Group") are detailed below:

The Company, its subsidiaries, associate, and joint venture are primarily involved in transponder services for domestic and international communications, broadband content services, Internet data center services, Internet services, satellite uplink-downlink services, telephone network services, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreement.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 2,2194 people (2003: 2,536 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology.

During the first quarter of 2004, the Group acquired an interest in Teleinfo Media Company Limited; this is recognised as investment in a joint venture and mentioned in Note 24.

In April 2004, CS Loxinfo Public Company Limited ("CSL") increased its share capital by issuance of additional ordinary shares to the public and registered as a listed company on the Stock Exchange of Thailand. This resulted in a decrease in the Group's shareholding in CSL and changed the status of CSL from a subsidiary to an associate of the Group. As a result, the Group has deconsolidated CSL from April 2004 in its consolidated financial statements, which is discussed in Note 8e.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below:

2 Accounting policies (Continued)

2.1 Basis of preparation (Continued)

The preparation of financial statements in conformity with Thai Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

For the convenience of the user, an English translation of the consolidated and company financial statements has been prepared from the statutory financial statements that are issued in the Thai language.

Accounting for profit (loss) on dilution of interest in subsidiaries and associates

On 30 April 2004, the Securities and Exchange Commission of Thailand (''SEC'') issued a memo regarding the accounting treatment for investments in subsidiaries and associates, following a letter issued by the Institute of Certified Accountants and Auditors of Thailand dated 23 April 2004. This is related to the recognition of the increase in the value of investments in subsidiaries or associates, whose shareholders' equity has increased from a sale of its shares to the public at a price higher than the carrying amount in shareholders' equity.

During the third quarter of 2004, the Company changed its accounting policy for such gains on dilution to book such gains as an unrealised gain on dilution from investment in shareholders' equity, instead of to the income statements in order to comply with the memo. As a change in accounting policy, retrospective adjustment would normally be required; however, in this case there is no material impact on the consolidated and company financial statements and consequently no restatement of the comparative financial information is required or has been made.

2.2 Group accounting - investment in subsidiaries, associates and joint venture

a) Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has the power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the subsidiary acquired is recorded as goodwill. See Note 2.9 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements, investments in subsidiaries are reported by using the equity method of accounting as described below in Note b) associated undertakings.

A list of the Group's principal subsidiaries is set out in Note 8.

2 Accounting policies (Continued)

2.2 Group accounting - investment in subsidiaries, associates and joint venture (Continued)

b) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associates.

A list of the Group's principal associates is set out in Note 8.

c) Joint venture undertakings

The Group's interest in jointly controlled entities is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets, liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements, the equity method is applied to account for interests in joint ventures.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, which are directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

SHIN SATELLITE

2 Accounting policies (Continued)

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised as income or expense in the income statements.

Income and cash flow statements of foreign entities are translated into the Group's reporting currency at the average exchange rates for the year and the balance sheets are translated at the exchange rates prevailing at the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings, is taken to 'Cumulative foreign currency translation adjustment' in shareholders' equity. On disposal of the foreign entity, accumulated currency translation differences are recognised in the income statements as part of the gain or loss on sale or disposal.

2.5 Cash and cash equivalents

Cash and cash equivalents carried in the financial statements comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful receivables based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charge, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads, the latter being allocated on the basis of normal operating activities. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Provision is made, where necessary, for obsolete, slow moving and defective inventory.

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

Investment with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as short term investment in the current assets.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the income statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statements.

2 Accounting policies (Continued)

2.9 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill. Goodwill on acquisitions of subsidiaries or joint ventures is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments - equity method in the consolidated and company financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 8 - 12 years.

The carrying amount of goodwill is reviewed annually. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Other intangible assets

The cost of other intangible assets comprises the expenditure on acquired software, patents, trademarks or licenses and is amortised using the straight-line method over their expected benefits of related assets for a period of 5 - 10 years.

The carrying amount of other intangible assets is reviewed annually. Where an indication of impairment exists, the carrying amount of intangible assets is assessed and written down immediately to its recoverable amount.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.10 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

SHIN SATELLITE

2 Accounting policies (Continued)

2.11 Leases - where the Group is the lessee

Leases of assets where the Group assumes a substantial portion of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.12 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.13 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2 Accounting policies (Continued)

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, telemetry, tracking, commanding and monitoring stations, and other operational equipment, which has been transferred to the Government agency. They are amortised using the straight-line method over the lower of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 28.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed for impairment loss annually.

Borrowing costs to finance the construction of satellite projects under the concession agreement are capitalised during the period of time that is required to complete and prepare the satellite for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, and related taxes.

2.15 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset will be realised and a foreign currency liability will be settled.

Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year-end rate. Unrealised gains and losses on translation are recognised in the income statements. Premiums or discounts are amortised in the income statements on the straight-line basis over the contract periods.

Foreign currency option contracts

Foreign currency option contracts are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) on a set date, a specific amount of a foreign currency at a pre-determined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal under option contracts is not recognised on the balance sheets. Premiums are amortised in the income statements on the straight-line basis over the periods of the contracts.

Disclosures related to financial instruments to which the Group is a party are provided in Note 25.

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statements in the year to which they relate.

2 Accounting policies (Continued)

2.16 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statements in the year to which they relate.

2.17 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from the sale of advertising space in directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases on equipment is recognised in the period at the rate of the leasing contract.

Interest income is recognised as it accrues unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.18 Income tax

The Group calculates income tax in accordance with the Revenue Code and records it on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.19 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates its business by service or product.

3 Cash and cash equivalents

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Cash in hand	22,522	2,563	651	2,126
Current accounts and saving deposits held at call with banks	672,171	772,718	392,277	239,668
Fixed deposits with banks	298,206	4,842	287,306	-
Promissory notes	-	40,000	-	-
Total	992,899	820,123	680,234	241,794

The weighted average effective interest rate of deposits held with banks and promissory notes was 1.05% per annum (2003: 0.71% per annum).

4 Short-term investment

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Short-term investment comprise:				
Fixed deposit	209,887	-	209,887	-
Total	209,887	-	209,887	-

As at 31 December 2004, a Baht 210 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (2003: nil).

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Trade accounts receivable				
-Third parties	1,124,725	1,100,493	688,117	512,042
-Related parties (Note 30)	48,677	13,797	87,414	11,012
Accrued income				
-Third parties	195,249	186,123	194,790	183,731
-Related parties (Note 30)	12,973	6,551	25,949	23,443
Total trade accounts receivable and accrued income	1,381,624	1,306,964	996,270	730,228
Less Allowance for doubtful accounts	(390,387)	(383,674)	(161,893)	(108,246)
Total trade accounts receivable and accrued income, net	991,237	923,290	834,377	621,982

Outstanding trade accounts receivable - third parties as at 31 December 2004 and 2003 can be analysed as follows:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Current	125,553	152,577	74,700	54,200
Over-due less than 3 months	157,350	203,462	121,622	88,946
Over-due 3-6 months	171,251	151,296	89,143	93,828
Over-due 6-12 months	165,691	142,462	143,086	108,991
Over-due over 12 months	504,880	450,696	259,566	166,077
	1,124,725	1,100,493	688,117	512,042
Less Allowance for doubtful accounts - third parties	(390,387)	(383,674)	(161,893)	(108,246)
Trade accounts receivable - third parties, net	734,338	716,819	526,224	403,796

6 Inventories, net

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Raw material and supplies	147,186	250,080	147,180	246,101
Work in process	8,607	5,078	8,523	5,078
Finished goods	238,056	339,326	161,383	302,472
Goods in transit	1,890	634	-	-
	395,739	595,118	317,086	553,651
Less Allowance for obsolete inventories	(70,187)	(47,155)	(69,990)	(41,964)
Total	325,552	547,963	247,096	511,687

7 Other current assets, net

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Withholding taxes and other taxes	15,185	106,168	1,480	45,592
Prepaid expenses	52,906	60,310	37,938	43,704
Advance payments	65,221	159,837	47,453	68,916
Deposits	22,255	23,133	22,255	22,419
Others	40,861	34,099	14,010	31,517
	196,428	383,547	123,136	212,148
Less Allowance for non refundable withholding taxes	-	(4,037)	-	-
Total	196,428	379,510	123,136	212,148

8 Investments - equity method

a) Investments - equity method as at 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Investments in subsidiaries	-	-	1,942,709	1,635,632
Investment in associate	758,890	2,719	-	-
Total investments	758,890	2,719	1,942,709	1,635,632

SHIN SATELLITE

8 Investments - equity method (Continued)

b) Movements in investments - equity method for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
For the years ended 31 December				
Opening net book value	2,719	777,792	1,635,632	1,273,578
Change in status from associate to joint venture	-	(777,792)	-	-
Change in status from other company to subsidiary	-	-	-	18,900
Change in status from subsidiary to associate (Note 8e (iv))	305,590	-	-	-
Unrealised gains on dilution of investment in a subsidiary (Note 8e (iv))	376,225	-	-	-
Associate acquisition	-	2,263	-	-
Subsidiary acquisition	-	-	-	99,749
Increase in investments in subsidiaries	-	-	-	78,505
Disposal of investment in a subsidiary	-	-	-	(890)
Share of net results from investments - equity method	111,870	456	325,139	365,476
Dividends received	(37,514)	-	-	-
Transfer	-	-	-	(11,020)
Foreign currency translation adjustment	-	-	(18,062)	(188,666)
Closing net book value	758,890	2,719	1,942,709	1,635,632

8 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing e-learning and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponser services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	In the process of registering its termination with the Ministry of Commerce	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line and mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
iPSTAR Australia Pty Company Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
iPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data centre services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Service Company Limited	Providing Internet services	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Providing Internet customers and marketing activities	Thailand	THB

8 **Investments - equity method** (Continued)

c) The nature of investments - equity method (Continued)

Name	Business	Country	Currency
Joint venture of CS Loxinfo Public Company Limited			
Teleinfo Media Company Limited	Publishing telephone directories and advertising	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 December 2004, Star Nucles Company Limited had not yet commenced its business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment Portion (%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Associated company	Baht Million					
CS Loxinfo Public Company Limited	625.0	40.02	1,669.10	(872.70)	758.89	37.51

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment Portion (%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Associated company	Baht Million					
CS Loxinfo Solutions Company Limited	5.0	44.99	0.05	0.46	2.72	-

8 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method (Continued)

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net result from investment**	**At equity**	**Dividend**
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,519.17	1,789.05	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(47.50)	30.99	-
Spacecode LLC	USD Million 3.0	70.00	118.65	4.02	122.67	-
Star Nucleus Company Limited	USD Million -	70.00	-	-	-	-
Total			467.02	1,475.69	1,942.71	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**At cost**	**Accumulated share of net result from investment**	**At equity**	**Dividend**
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,177.79	1,447.67	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(11.67)	66.82	-
Spacecode LLC	USD Million 3.0	70	118.65	2.49	121.14	-
Total			467.02	1,168.61	1,635.63	-

8 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2004 were as follows:

Subsidiaries

i) **iPSTAR Company Limited**

On 15 January 2004, iPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of iPSTAR Australia Pty Company Limited, which had been called on 100,000 shares at a par value and price of AUD 1.0 each.

ii) **iPSTAR New Zealand Company Limited ("iPSTAR New Zealand")**

On 24 February 2004, iPSTAR Company Limited made a payment of NZD 82,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 82,000 shares at a par value and price of NZD 1.0 each.

On 13 April and 26 April 2004, iPSTAR Company Limited made payments of NZD 100,000 and NZD 130,000, respectively for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 100,000 shares and 130,000 shares, respectively at a par value and price of NZD 1.0 each.

On 17 May 2004, iPSTAR Company Limited made a payment of NZD 188,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 188,000 shares at a par value and price of NZD 1.0 each.

As at 31 December 2004, the total registered and paid-up share capital of iPSTAR New Zealand Company Limited is NZD 500,000 (Baht 14 million).

iii) **Star Nucleus Company Limited**

On 21 April 2004, the Group established a new subsidiary, Star Nucleus Company Limited, a subsidiary of iPSTAR Company Limited. The total authorised number of ordinary shares of Star Nucleus Company Limited is 50,000 shares with a par value of USD 1.0 each.

At the Board of Directors' meeting of the Company on 13 August 2004, a resolution was passed to approve a change in the shareholder structure of Star Nucleus Company Limited from a subsidiary of iPSTAR Company Limited to a subsidiary of the Company.

On 13 December 2004, Star Nucleus Company Limited had issued 10 shares with a par value of USD 1.0 each for its registered share capital.

As at 31 December 2004, Star Nucleus Company Limited had yet commenced its business operations.

8 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2004 (Continued)

Associates

iv) CS Loxinfo Public Company Limited ("CSL")

At the extraordinary shareholders' meeting of the Company on 23 February 2004, the shareholders passed a resolution to approve the issue of warrents to CSL's directors, employees and advisors ("ESOP") for 3,096,300 units.

On 4 March 2004, CSL acquired ordinary shares of Teleinfo Media Company Limited ("TMC"), which is discussed in note 8e (v).

On 2 April 2004, CSL registered additional issued and paid-up share capital with the Ministry of Commerce, from 500 million ordinary shares at a par value of Baht 1 each to 625 million ordinary shares at a par value of Baht 1 each. CSL issued the additional 125 million ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 8 April 2004 at the initial offering price of Baht 9 per share. CSL received cash proceeds for the par value of ordinary shares and premium on share capital, net of direct expenses, totaling Baht 125 million and Baht 967.5 million, respectively. This resulted in a decrease in Shin Broadband Internet (Thailand) Company Limited's shareholding in CSL from 50.02% to 40.02%. The Group reassessed its power to control CSL after the dilution and changed CSL's status from a subsidiary to an associate. The Group has deconsolidated CSL from April 2004 and presents the net carrying amounts of investment in CSL as of the date of the change in status of Baht 306 million using the equity method in the consolidated financial statements. In addition, the Group has recognised the unrealised gains on the dilution of investment in a subsidiary of Baht 376 million as an equity account under shareholders' equity, without effect on the net profit for the year ended 31 December 2004.

At the Board of Directors' meeting of CSL on 10 May 2004 and the extraordinary shareholders' meeting of CSL on 14 June 2004, resolutions were passed to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL (ESOP Grant II), and to approve the increase in CSL's registered capital by issuing additional ordinary shares as a reserve for the exercise of warrants under the ESOP above.

At the Board of Directors' meeting of CSL on 10 August 2004, the Board of Directors passed a resolution to approve an interim dividend of Baht 0.15 per share totaling Baht 94 million.

v) Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Company Limited ("CSL") acquired 26,550,583 ordinary shares and 17,353,601 ordinary shares of Teleinfo Media Company Limited ("TMC") from Shin Corporation Public Company Limited and SingTel Interactive Private Limited, respectively at Baht 11.53 per share, representing a total shareholding of 63.25% (Note 24).

TMC, a joint venture, has been granted rights to publish and advertise in telephone directories by TOT Corporation Public Company Limited ("TOT"). The minimum fee for the revenue sharing is Baht 5 million per contracted telephone number database used for publishing the 2003, 2004, and 2005 issues of the business telephone directory (Yellow Pages).

The change in status of CSL from subsidiary to associate meant that TMC, which is a joint venture of CSL, ceased to be a joint venture of the Group in April 2004.

8 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2004 (Continued)

Joint Venture

vi) **Lao Telecommunications Co., Ltd. ("LTC")** (Continued)

At the shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 22 January 2004, a resolution was passed to approve a dividend payment of USD 4 million to the shareholders with respect to the operations of LTC for 2003.

The following amounts represent the Group's share of 49% of the assets, liabilities and revenues of LTC and are included in the consolidated balance sheets as at 31 December 2004 and 2003 and the consolidated income statements for the years then ended.

	Consolidated	
	2004 Baht '000	2003 Baht '000
Balance sheets as at 31 December		
Current assets	222,299	267,576
Non - current assets	1,414,628	778,533
Current liabilities	(423,712)	(84,536)
Non - current liabilities	(62,950)	(878)
Net assets	1,150,265	960,695

	Consolidated	
	2004 Baht '000	2003 Baht '000
Income statements for the years ended 31 December		
Total revenues	679,300	539,175
Net profit	273,046	249,873

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 27c).

As at 31 December 2004, the Group's share of LTC's capital expenditure contracted but not recognised in the financial statements is USD 17 million (approximately Baht 675 million).

8 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of Shin Broadband Internet (Thailand) Company Limited's bank loans amounting to Baht 807 million (2003: Baht 807 million) (Note 27d and 30g). Accordingly, the Company has accounted for the full net deficit of Shin Broadband Internet (Thailand) Company Limited at 31 December 2004 and 2003 to reflect the extent of its obligations (Note 30g).

The movements in these net liabilities in subsidiaries in the company financial statements for the year ended 31 December 2004 and 2003 are as follows:

	Company	
	2004 Baht '000	2003 Baht '000
Opening net book value	(544,939)	(532,659)
Transfer	-	11,020
Gain on dilution of investment in subsidiaries	-	6,395
Unrealised gains on dilution of investment in a subsidiary (Note 8e (iv))	376,225	-
Share of net profit (loss) from investments - equity method	55,607	(29,695)
Closing net book value	(113,107)	(544,939)

Carrying value of net liabilities in subsidiaries is as follows:

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion(%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(1,060.39)	(113.10)	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion(%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(1,492.23)	(544.94)	-

9 Other investments

	Consolidated		Company	
	2004	2003	2004	2003
	Baht '000	Baht '000	Baht '000	Baht '000
Fixed deposits	-	12,507	-	-

As at 31 December 2003, Baht 12.5 million of time deposits was 0.48% of the weighted average effective interest rates and was pledged as collateral in respect of bank guarantees.

10 Long-term loan to another company

The long-term loan to another company is unsecured and bears interest at the rate of 2.67% - 3.25% per annum. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid.

11 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2003					
Cost	114,601	3,922,442	718,689	14,458,056	19,213,788
Less Accumulated depreciation	(35,890)	(1,661,688)	(411,736)	-	(2,109,314)
Net book value	78,711	2,260,754	306,953	14,458,056	17,104,474
Transactions during the year ended 31 December 2004					
Opening net book value	78,711	2,260,754	306,953	14,458,056	17,104,474
Additions	12,286	456,514	65,846	2,729,176	3,263,822
Increase from investing in a joint venture, net (Note 24)	28	-	47,947	6,953	54,928
Decrease from change in status from subsidiary to associate (Note 8e (iv))	(24)	(50,063)	(213,777)	(7,897)	(271,761)
Disposals, net	-	(10,422)	(6,902)	-	(17,324)
Write-offs, net	(7,639)	(3,695)	(4,288)	-	(15,622)
Transfers, net	(3,113)	1,338,389	(3,608)	(1,228,775)	102,893
Reclassification	-	(23,103)	-	-	(23,103)
Depreciation charges (Note 21)	(8,978)	(438,092)	(68,175)	-	(515,245)
Foreign currency translation adjustment	(279)	(61,015)	(905)	17,246	(44,953)
Closing net book value	70,992	3,469,267	123,091	15,974,759	19,638,109
As at 31 December 2004					
Cost	109,541	5,160,271	275,796	15,974,759	21,520,367
Less Accumulated depreciation	(38,549)	(1,691,004)	(152,705)	-	(1,882,258)
Net book value	70,992	3,469,267	123,091	15,974,759	19,638,109

SHIN SATELLITE

11 **Property and equipment, net** (Continued)

	Company (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2003					
Cost	53,760	1,359,030	125,491	13,337,395	14,875,676
Less Accumulated depreciation	(19,460)	(676,965)	(74,124)	-	(770,549)
Net book value	34,300	682,065	51,367	13,337,395	14,105,127
Transactions during the year ended 31 December 2004					
Opening net book value	34,300	682,065	51,367	13,337,395	14,105,127
Additions	1,709	82,618	27,337	1,903,288	2,014,952
Disposals, net	-	(10,422)	-	-	(10,422)
Write-offs, net	(151)	(3,695)	(3,964)	-	(7,810)
Transfers, net	-	49,192	(1,042)	71,992	120,142
Depreciation charges (Note 21)	(3,905)	(203,215)	(21,272)	-	(228,392)
Closing net book value	31,953	596,543	52,426	15,312,675	15,993,597
As at 31 December 2004					
Cost	55,226	1,442,088	144,595	15,312,675	16,954,584
Less Accumulated depreciation	(23,273)	(845,545)	(92,169)	-	(960,987)
Net book value	31,953	596,543	52,426	15,312,675	15,993,597

Borrowing costs of Baht 440 million (2003: Baht 576 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year.

As at 31 December 2004, property and equipment included a project in progress of Baht 15,313 million (2003: Baht 13,337 million) relating to the iPSTAR project (Note 28). The iPSTAR-1 project will be fully operational with the launch in the middle of 2005. According to the concession agreement made with the Ministry of Information Communication and Technology, the Company must transfer its ownership of the iPSTAR-1 Satellite to the Ministry of Information Communication and Technology on the date of the completion of construction and installation.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Co., Ltd., of approximately Baht 2,016 million (2003: Baht 2,170 million). According to the concession agreement, Cambodia Shinawatra Company Limited ("CAM") must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 27 b).

SHIN SATELLITE

11 Property and equipment, net (Continued)

Capital commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	2004 Thousand	2003 Thousand	2004 Thousand	2003 Thousand
Relating to iPSTAR Project	USD	50,281	88,233	49,980	86,080
	NOK	4,560	3,800	4,560	3,800
	AUD	251	-		-
	NZD	2,015	-		-
Relating to telephone network	USD	18,459	12,188	-	-
Total	USD	68,587	100,421	49,980	86,080
	NOK	4,560	3,800	4,560	3,800
	AUD	251	-	-	-
	NZD	2,015	-	-	-
Total in Thai Baht	THB	2,782,720	4,013,146	1,988,817	3,443,252

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2003			
Cost	10,928,570	280,630	267,116
Less Accumulated amortisation	(6,157,308)	(182,469)	(18,161)
Net book value	4,771,262	98,161	248,955
Transactions during the year ended 31 December 2004			
Opening net book value	4,771,262	98,161	248,955
Additions	-	25,227	5,208
Write - off, net	-	(1,680)	1,454
Increase from investing in a joint venture, net (Note 24)	-	3,532	439,175
Decrease from change in status from subsidiary to associate (Note 8e (iv))	(114,126)	(8,854)	(491,930)
Transfers, net	-	(4,306)	9,611
Amortisation charges (Note 21)	(723,651)	(21,965)	(8,748)
Foreign currency translation adjustment	-	(1,060)	(2,412)
Closing net book value	3,933,485	89,055	201,313
As at 31 December 2004			
Cost	10,595,425	202,895	227,570
Less Accumulated amortisation	(6,661,940)	(113,840)	(26,257)
Net book value	3,933,485	89,055	201,313

SHIN SATELLITE

12 **Property and equipment under concession agreements, Deferred charges and Intangible assets, net** (Continued)

	Company (Baht '000)		
	Property and equipment under concession agreements	**Deferred charges**	**Intangible assets**
As at 31 December 2003			
Cost	10,595,425	180,439	2,168
Less Accumulated amortisation	(5,949,799)	(144,982)	-
Net book value	4,645,626	35,457	2,168
Transactions during the year ended 31 December 2004			
Opening net book value	4,645,626	35,457	2,168
Additions	-	18,728	2,833
Write-off, net	-	(1,680)	-
Transfers, net	-	(6,801)	9,848
Amortisation charges (Note 21)	(712,141)	(13,399)	(2,273)
Closing net book value	3,933,485	32,305	12,576
As at 31 December 2004			
Cost	10,595,425	108,073	25,827
Less Accumulated amortisation	(6,661,940)	(75,768)	(13,251)
Net book value	3,933,485	32,305	12,576

Commitments related to rendering transponder service

As at 31 December 2004, the future revenues from rendering transponder services under non-cancelable service contracts in respect of the satellite business are as follows:

	Consolidated	
	2004 Baht'000	**2003 Baht '000**
Not later than 1 year	2,060,425	2,193,922
Later than 1 year but not later than 5 years	3,844,932	5,410,896
Later than 5 years	714,119	785,614
Total	6,619,476	8,390,432

In the first quarter of 2003, Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in the loss of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information Communication and Technology ("MICT"), the legal owner of Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that the Company will be eligible to use the proceeds only for reimbursement of expenditures relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3 satellite and the use of the proceeds will be limited to the maximum of the actual expenditures and is subject to the consent of MICT. On 11 October 2004, the Company and MICT have entered into the Escrow Agreement.

SHIN SATELLITE

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Continued)

In the third quarter of 2004, due to spacecraft power maintenance, Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of the eclipse. Currently, the Company and an independent consultant are in the process of evaluating the impact of the above events on the remaining life of Thaicom 3 satellite. The remaining useful life for accounting purpose of Thaicom 3 satellite is 6.4 years. These financial statements have not recognised the implication that may have from the evaluation of the Thaicom 3's remaining estimated useful life.

13 Other non-current assets, net

	Consolidated		Company	
	2004 Baht '000	**2003 Baht '000**	**2004 Baht '000**	**2003 Baht '000**
Withholding taxes receivable	50,998	57,831	50,998	57,831
Tax assessment's deposits (Note 26b)	195,742	155,416	183,623	106,697
Accounts receivable - others	924	409	-	-
	247,664	213,656	234,621	164,528
Less Allowance for impairment assets	(37,126)	(33,056)	(37,126)	(33,056)
Total	210,538	180,600	197,495	131,472

14 Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2004 Baht '000	**2003 Baht '000**	**2004 Baht '000**	**2003 Baht '000**
Short-term borrowings				
Loans from financial institutions	1,392,100	897,000	1,290,100	830,000
Loans from others	-	6,102	-	-
Total short-term borrowings	1,392,100	903,102	1,290,100	830,000
Current portion of long-term borrowings				
Loans from financial institutions	2,030,517	1,566,763	1,761,971	1,275,579
Loans from others	121,993	11,503	613	1,353
Total current portion of long-term borrowings	2,152,510	1,578,266	1,762,584	1,276,932
Long-term borrowings				
Loans from financial institutions	12,147,390	11,863,717	10,316,143	10,153,980
Loans from others	63,925	24,907	2,203	5,426
Total long-term borrowings	12,211,315	11,888,624	10,318,346	10,159,406
Total borrowings	15,755,925	14,369,992	13,371,030	12,266,338

The short-term borrowings are unsecured. The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite project below. Loans from others are unsecured.

As at 31 December 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 807 million (2003: Baht 807 million).

14 **Borrowings** (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
For the year ended 31 December				
Opening net book value	14,369,992	10,747,807	12,266,338	8,893,371
Proceeds from short-term borrowings	3,991,366	2,944,440	3,440,366	2,844,440
Proceeds from long-term borrowings net of financial expenses	1,887,564	8,239,199	1,332,034	6,156,439
Increase from investing in a joint venture, net (Note 24)	915	-	-	-
Increase from acquisition of a subsidiary, net	-	72,102	-	-
Repayment of short-term borrowings	(2,994,820)	(4,706,407)	(2,972,718)	(4,607,406)
Repayment of long-term borrowings	(922,190)	(2,003,709)	(503,777)	(192,181)
Decrease from change in status of a subsidiary, net (Note 8e (iv))	(564,159)	-	-	-
Increase from change in status from accounts payable - property and equipment	140,620	-	-	-
Increase from joint venture's loan agreement	66,227	-	-	-
Amortisation of discounted bills of exchange	19,145	30,616	19,145	30,616
Realised loss (gain) on exchange rate	9,596	(24,623)	9,596	(24,623)
Unrealised gain on exchange rate	(215,689)	(834,318)	(215,689)	(834,318)
Foreign currency translation adjustment	(28,377)	(95,115)	-	-
Termination of finance lease agreement	(4,265)	-	(4,265)	-
Closing net book value	15,755,925	14,369,992	13,371,030	12,266,338

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Total borrowings:				
- at fixed rates	3,759,123	3,861,847	3,694,770	3,759,115
- at floating rates	11,996,802	10,508,145	9,676,260	8,507,223
Total	15,755,925	14,369,992	13,371,030	12,266,338
Weighted average interest rates:				
- Loans from financial institutions	3.13%	2.80%	2.86%	2.52%

As at 31 December 2004, the carrying amounts and fair value of long-term loans is as follows:

	Consolidated		Company	
	Carrying amount Baht '000	Fair value Baht '000	Carrying amount Baht '000	Fair value Baht '000
Long-term loans	14,363,825	14,428,468	12,080,930	12,261,373

The fair value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

14 Borrowings (Continued)

Maturity of non-current borrowings net of financial expense is as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	Baht '000	Baht '000	Baht '000	Baht '000
Later than 1 year but not later than 2 years	2,209,912	1,955,479	1,832,302	1,623,917
Later than 2 year but not later than 5 years	6,691,207	5,882,631	5,209,650	4,871,575
Later than 5 years	3,310,196	4,050,514	3,276,394	3,663,914
Total	12,211,315	11,888,624	10,318,346	10,159,406

Credit facilities

As at 31 December 2004, available credit facilities for loans from local and overseas banks are Baht 628 million and USD 79 million. (2003: Baht 1,238 million and USD 122 million)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2003, the Company entered into a USD 389.3 million credit agreement, which comprises 3 agreements, as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and are fixed rates. The Company pays a commitment fee on the unused portion of the facilities. In addition, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal were repayable from Noveber 2004, with repayment on a semi-annual basis. However, the agreement has been amended to extend the first repayment due with the banks to the year 2005.

15 Other current liabilities

	Consolidated		Company	
	2004	2003	2004	2003
	Baht '000	Baht '000	Baht '000	Baht '000
Income tax payable	124,560	99,864	85,119	80,160
Deposits from customers	71,220	79,613	33,020	53,071
Unearned income	23,169	53,604	-	-
Other taxes	35,035	45,034	11,812	22,318
Other payables	91,248	21,809	50,946	3,012
Total	345,232	299,924	180,897	158,561

SHIN SATELLITE

16 Foreign currency forward contract

As at 31 December 2004 and 2003, the Group has entered into foreign currency forward contracts to hedge the foreign exchange rate of the loans, accounts payable and accounts receivable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Foreign currency forward contracts receivable, net				
Contracts receivable	1,478,657	-	1,478,657	-
Contracts payable	(1,478,100)	-	(1,478,100)	-
Total current portion of foreign currency forward contracts receivable, net	557	-	557	-
Foreign currency forward contracts payable, net				
Contracts receivable	10,426,717	8,991,055	10,426,717	8,991,055
Contracts payable	(10,982,097)	(9,632,066)	(10,982,097)	(9,632,066)
Total foreign currency forward contracts payable, net	(555,380)	(641,011)	(555,380)	(641,011)
Less Current portion of foreign currency forward contracts payable, net	555,380	604,490	555,380	604,490
Non-current portion of foreign currency forward contracts payable, net	-	(36,521)	-	(36,521)

17 Share capital and premium on share capital

	For the year ended 31 December 2004			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Increase during the year (Before decrease in par value)	411	4,114	6,891	11,005
Increase during the year (After decrease in par value)	1,059	5,295	1,504	6,799
Decrease in par value	437,912	-	-	-
Closing balance	876,882	4,384,409	2,198,395	6,582,804

The Company's registered share capital as at 31 December 2004 is comprised 1,113.7 million ordinary shares (2003: 550 million shares) of Baht 5 each (2003: Baht 10 each). Issued capital of 876.9 million shares is fully paid-up (2003: 437.5 million shares).

On 5 July 2004, the Company filed an application to issue an additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

Eight million warrants (ESOP Grant I), equivalent to 1.83% of the Company's total paid-up share capital as at 13 November 2001 (before dilution), were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit (1 warrant: 1 ordinary share). The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

17 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants (ESOP Grant II), or the equivalent of 1.01% of the Company's total paid-up share capital as at 26 February 2003 (before dilution), to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 30 May 2003, the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for 30 days before 28 April 2003. One-third of an individual's allocated warrants may be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and third exercises, respectively, after the warrants are issued until they have expired.

At the ordinary shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve a decrease in the Company's authorised ordinary share capital by way of canceling authorised shares that have not been issued and paid-up, totaling 100,099,900 shares at a par value of Baht 10 each, amounting to Baht 1,000,999,000. After the reduction, the remaining authorised share capital of the Company will be 449,900,100 ordinary shares or Baht 4,499,001,000.

The meeting also passed a resolution to approve the issue of additional ordinary shares from 449,900,100 shares to 899,800,200 shares from a decrease in the par value of the shares from Baht 10 per share to Baht 5 per share. The change in par value does not affect the amount of registered, issued and paid-up share capital. The number of issued and non-exercised warrants of 11,988,700 units with 1 warrant: 1 ordinary share was changed to 1 warrant: 2 ordinary shares for ESOP Grant I and II. The exercise price for ESOP Grant I was changed from Baht 26.75 to Baht 13.38 and for ESOP Grant II from Baht 12.84 to Baht 6.42.

The meeting also passed a resolution to approve an increase in the Company's authorised share capital from Baht 4,499,001,000 to Baht 5,568,472,000 by issuing 213,894,200 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,069,471,000. No more than 208,000,000 of the additional ordinary shares are to be allocated for public sale and to support warrants to be issued to its directors, employees and advisors (ESOP Grant III), as discussed below.

At the shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve the issuance and allocation of 5,894,200 warrants (Grant III) (equivalent to 2,947,100 warrants before changing the par value to Baht 5 per share), equivalent to 0.67% of the Company's total paid-up share capital as at 24 February 2004 (before dilution) 1 warrant: 1 ordinary share to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 31 May 2004, the warrants were granted to directors and employees at Baht nil per unit. The exercise price is Baht 14.225 per unit, which was the weighted average closing price of shares for 30 days before 22 April 2004. One-third of an individual's warrants can be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and third exercises, respectively, after the warrants are issued until they have expired.

17 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding are as follows:

	For the nine-month year ended 30 September2004 ('000 units)									
	ESOP - Grant I			ESOP - Grant II			ESOP - Grant III			Grand
	Directors	Employees	Total	Directors	Employees	Total	Directors	Employees	Total	Total
Opening balance	4,129	3,840	7,969	2,790	1,610	4,400	-	-	-	12,369
Issued during the year	-	-	-	-	-	-	1,754	4,140	5,894	5,894
Exercised during the year	-	(410)	(410)	(412)	(245)	(657)	-	-	-	(1,067)
Closing balance	4,129	3,430	7,559	2,378	1,365	3,743	1,754	4,140	5,894	17,196

The cancellation of authorised shares, the halving of the par value of the shares and the increase in the number of ordinary shares were registered with the Ministry of Commerce on 17 May 2004.

On 7 January 2004 and 4 February 2004, the Company registered additional issued and paid-up share capital in order to support 30,600 units and 380,800 units of warrants issued to directors and employees (ESOP) at Baht 26.75 per share for ESOP Grant I, totaling 411,400 ordinary shares (1 warrant:1 ordinary share). In addition, on 4 June 2004, 5 August 2004 and 3 September 2004, the Company registered additional issued and paid-up share capital in order to support 67,000, 35,600 and 426,900 units of warrants issued to directors and employees (ESOP), totaling 1,059,000 ordinary shares at Baht 6.42 per share for ESOP Grant II (1 warrant: 2 ordinary shares). Total proceeds from the increase in share capital are Baht 17.8 million, the issued and paid-up share capital increased from Baht 4,375 million to Baht 4,384 million, and share premium increased from Baht 2,190 million to Baht 2,198 million.

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

18 Dividend payments

At the shareholders' Annual General Meeting on 22 April 2004, the shareholders passed a resolution to approve a dividend payment of Baht 0.50 per share (before changing the par value to Baht 5 per share) to shareholders in respect of the Company's operations in 2003 amounting to Baht 219 million.

19 Legal reserve

	Consolidated		Company	
For the year ended	31 December 2004 Baht '000	31 December 2003 Baht '000	31 December 2004 Baht '000	31 December 2003 Baht '000
Opening balances	110,314	56,300	110,314	56,300
Reserve increase during the year	42,806	54,014	42,806	54,014
Closing balances	153,120	110,314	153,120	110,314

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

SHIN SATELLITE

20 Other income

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Consulting and management fees	-	-	23,370	32,274
Interest income	15,948	8,915	16,622	5,199
Penalty from termination of contract	11,733	-	11,733	
Gain on unwinding of foreign currency option contracts	293,908	145,162	293,908	145,162
Gain on share transfer of a subsidiary	-	88,104	-	88,104
Gain on dilution of investment in a subsidiary	-	6,395	-	-
Others	12,697	43,497	1,667	147
Total	334,286	292,073	347,300	270,886

21 Operating profit

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Depreciation of property and equipment (Note 11)	(515,245)	(482,590)	(228,392)	(205,384)
Amortisation of property and equipment under the concession agreements, deferred charges, and intangible assets (Note 12)	(754,364)	(797,858)	(727,813)	(735,968)
Staff costs	(431,007)	(469,810)	(236,803)	(222,681)

22 Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2004.

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	856,123	1,080,287	876,141	875,000	0.98	1.24
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III) (Note 17)	-	-	6,641	2,292	(0.01)	(0.01)
Diluted earnings per share	856,123	1,080,287	882,782	877,292	0.97	1.23

As discussed in Note 17, at the ordinary shareholders' meeting of the Company on 22 April 2004, the shareholders passed a resolution to approve an increase in the authorised share capital from 449,900,100 ordinary shares to 899,800,200 ordinary shares by a reduction in par value from Baht 10 each to Baht 5 each. Therefore, the Company has recalculated the earnings per share for the years ended 31 December 2004 and 2003 by considering the new weighted average number of ordinary shares after the amendment to the par value and number of shares.

23 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2004 and 2003:

		Consolidated		Company	
	Notes	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Net profit for the year		856,123	1,080,288	856,123	1,080,288
Adjustments for:					
Allowance for doubtful accounts		69,015	53,783	53,647	42,708
Reversal of allowance for doubtful accounts		412	(20,974)	-	(20,973)
Write-off of allowance for doubtful accounts		(14,501)	(1,101)	-	-
Write-off of deferred charges	12	1,680	-	1,680	-
Allowance for obsolete inventory		28,886	43,356	28,026	41,964
Write-off of defective inventory		-	6,456	-	6,456
Adjustment of allowance for obsolete equipment		-	(67,131)	-	-
Provision for withholding tax		4,070	18,209	4,070	5,201
Depreciation of property and equipment	11	515,245	482,590	228,392	205,384
Amortisation of property and equipment under concession agreements	12	723,651	756,311	712,141	712,105
Amortisation of deferred charges	12	21,965	33,420	13,399	23,863
Amortisation of intangible assets	12	8,748	8,126	2,273	-
Amortisation of discounted bills of exchange	14	19,145	30,616	19,145	30,616
Loss on sales of property and equipment		7,519	29,428	6,798	310
Assets transfer to cost of sales and services		17,867	7,620	3,545	7,620
Unrealised gain on exchange rate		(583,236)	(475,485)	(578,183)	(353,814)
Realised loss on exchange rate		290,770	115,577	290,771	115,514
Gain on disposal of subsidiary's shares		-	(88,104)	-	(88,104)
Gain on dilution of investment		-	(6,394)	-	-
Minority interests		32,170	46,852	-	-
Net results from subsidiaries, associate and joint venture	8	(111,870)	(456)	(380,745)	(342,176)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(351,928)	27,664	(266,042)	(251)
- amounts due from related parties		(7,346)	201	18,333	(20,297)
- inventories		142,899	(247,813)	185,367	(254,240)
- other current assets		110,999	184,598	89,011	252,877
- other non-current assets		(64,988)	(39,199)	(70,093)	(130,903)
- trade accounts payable and accrued expenses		721,173	(127,003)	418,623	(322,598)
- amounts due to related parties		(988)	(18,074)	(9,186)	(12,345)
- advances from customers		78,795	4,598	28,132	(47,792)
- other current liabilities		48,543	102,074	19,933	98,438
- other non-current liabilities		(4,655)	(58,883)	(7,148)	(5,037)
Cash generated from operating activities		2,560,163	1,881,150	1,668,012	1,024,814

SHIN SATELLITE

24 Investment in a joint venture of CS Loxinfo Public Company Limited

Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Public Company Limited ("CSL") acquired 43.90 million ordinary shares of Teleinfo Media Company Limited ("TMC") at Baht 11.53 per share (representing a 63.25% shareholding) from Shin Corporation Public Company Limited and SingTel InterActive Private Limited.

63.25% of the net fair value of TMC's assets and liabilities on the date of acquisition can be summarised as follows:

	Net book value Baht '000	Fair value adjustment Baht '000	Net fair value Baht '000
Cash and cash equivalents	65,692	-	65,692
Trade accounts receivable and accrued income, net	75,918	-	75,918
Amounts due from related party	2,251	-	2,251
Inventories	74,808	-	74,808
Other current assets	3,064	-	3,064
Property and equipment, net (Note 11)	59,433	(4,505)	54,928
Intangible assets, net (Note 12)	3,532	-	3,532
Other non-current assets	4,195	-	4,195
Trade accounts payable	(6,216)	-	(6,216)
Amounts due to related party	(1,011)	-	(1,011)
Unearned income and advance from customers	(178,819)	-	(178,819)
Accrued expenses	(21,169)	-	(21,169)
Other current liabilities	(7,277)	-	(7,277)
Finance leases liabilities (Note 14)	(915)	-	(915)
Other non-current liabilities	(753)	-	(753)
Fair value of net assets acquired			68,228
Total purchase consideration, net			507,403
Goodwill (Note 12)			439,175
Net cash outflow on acquisition of a joint venture, net of cash of the joint venture			(441,711)

Goodwill recognised on the investment in TMC of Baht 439 million is presented as an intangible asset in the consolidated balance sheet (Note 12) and is amortised using the straight-line method over its estimated useful life of 12 years.

25 Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest to finance its capital expenditures. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in interest rates and exchange rates, the Group makes use of derivative financial instruments.

The objectives of using financial instruments are to reduce uncertainty over future cash flows arising from movements in exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee of Shin Corporation Group, which has established limits by transaction type and by counter party.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

SHIN SATELLITE

25 Financial instruments (Continued)

Foreign currency risk

As at 31 December 2004 and 2003, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2004		2003	
	Currency (Unit : Million)	Baht Million	Currency (Unit: Million)	Baht Million
Assets				
US Dollars	37.54	1,464.74	33.13	1,309.76
Euro	0.26	13.86	0.78	38.54
Australian Dollars	0.08	2.47	0.48	14.01
Pounds Sterling	0.001	0.10	0.13	9.05
Singapore Dollars	0.02	0.58	-	-
Rupee	183.36	153.73	-	-
Hong Kong Dollars	-	-	0.02	0.12
Total		1,635.48		1,371.48
Liabilities				
US Dollars	32.70	1,281.85	62.56	2,486.17
Euro	0.02	0.95	0.18	8.82
Australian Dollars	0.05	1.63	0.16	4.68
Norwegian Kroner (NOK)	4.37	28.32	4.40	26.19
Pounds Sterling	0.014	1.04	-	-
Rupee	43.90	42.51	-	-
Hong Kong Dollars	-	-	0.20	1.05
Total		1,356.30		2,526.91

Foreign currency assets represent cash in hand and deposits with foreign and local banks, account receivable and other assets. Foreign currency liabilities represent trade accounts payable, accounts payable - property and equipment, loans.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2004, the settlement dates on open foreign currency forward contracts were within a period of 1 year (2003: 1-2 years). The local currency amounts to be received and contractual exchange rates of the outstanding contracts were as follows:

	Consolidated and Company			
	2004		2003	
	USD Million	Baht Million	USD Million	Baht Million
Current	305	12,460	173	7,460
Non-current	-	-	54	2,172
Total	305	12,460	227	9,632

25 Financial instruments (Continued)

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Favourable foreign currency option contracts	531	604	531	604
Unfavourable foreign currency forward contracts	(553)	(606)	(553)	(606)

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, short - term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings approximates their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 14.

26 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

	Currency	Consolidated		Company	
		2004 '000	2003 '000	2004 '000	2003 '000
Minimum concession fee to Ministry of Information Communication and Technology	THB	46,000	54,250	46,000	54,250
Satellite space segment leasing by customers	THB	-	3,360	-	3,360
	USD	4	429	4	429
	AUD	-	1,028	-	1,028
Satellite space segment leasing with suppliers	EUR	-	83	-	83
ICO Gateway	THB	-	10,000	-	-
iPSTAR Gateway	USD	3,000	-	3,000	-
Standby letter of credit	USD	36,000	-	36,000	-
Letters of credit	USD	-	8,996	-	8,996
	THB	-	5,000	-	-
Others	THB	6,301	16,797	5,630	2,845
	INR	5,000	-	5,000	-
	AUD	29	-	-	-

26 Contingencies (Continued)

b) Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1996/97 to 2001/02 (equivalent to the financial years from 1 April 1995 to 31 March 2001) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company has deposited an aggregated amount of Rupee 183 million (approximately Baht 167 million) for these tax assessments and also deposited for the assessment year 2002/03 to 2003/04, which is presented as other assets in the balance sheets (Note 13). If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As these assessments are ongoing, none of this amount has been released to the income statement.

- Tax assessment for the assessment year 1996-97 to 1997-98

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the Company to waive the tax demand raised for the said assessment years.

- Tax assessment for the assessment year 1998-99 to 2001-02

On 22 March 2004, the CIT (A) passed a partial favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that certain revenues from Indian residents are subject to Indian income tax. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years.

- Tax assessment for the assessment year 2002-03 to 2003-04

The Tax Authority has refunded an amount of Rupee 56.0 and 14.6 million (approximately Baht 49.2 and 12.8 million) in respect of the withholding tax certificates which were filed to the Tax Authority by the Indian resident customers for those assessment years. However, the Tax Authority has not yet completed the detailed assessment for the assessment year 2002-03 and for the tax assessment year 2002-03 and has not yet initiated the detailed assessment for the assessment year 2003-04.

Tax consultants retained by the Company has advised that in their view the outcome of the above proceedings for the tax assessments and penalty for the assessment year 1998/99 to 2001/02 should be in favour of the Company's appeals at the appellate level. Consequently, no provision has been recognised in these financial statements for the above issues.

c) Assessment for various taxes in Cambodia

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") on the reasonable basis that CAM had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Tax Department has re-audited the various taxes for the said periods and on 13 July 2004 issued a tax reassessment amounting to USD 1.3 million (approximately Baht 51 million) with penalties and interests, amounting to USD 1.6 million (approximately Baht 79 million), totaling USD 2.9 million (approximately Baht 130 million).

On 11 November 2004, MoEF issued the letter for an exemption of the said tax penalties and interests. The Tax Authority of Cambodia is in the process of the tax reassessment, which CAM expects such tax assessment to be approximately USD 0.7 million. CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) in the fourth quarter of 2004 and recognised USD 0.25 million (approximately Baht 10 million) as provision for the assessement in these financial statements.

27 Commitments

a) Concession contracts

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology.

Under the aforementioned agreement, the Company must pay an annual fee to the Ministry of Information Communication and Technology based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

b) Asset transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Post and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a year of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 11).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, is a shareholder of LTC, owning 49% of LTC's registered share capital. At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR, without any charges (Note 8e (vi)).

d) Commitments with related parties

As at 31 December 2004, the Company had provided guarantees relating to borrowings of a subsidiary, amounting to Baht 807 million. (2003: Baht 807 million) (Note 8f and 30g). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Company Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. LTC has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. At present, LTC has received an acceptance to LTC's proposal from MoF dated 22 June 2004, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, approximately amounting to Baht 46.8 million. LTC has recognised the assets and related loan in the first quarter 2004. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first instalment commencement in 2003.

27 **Commitments** (Continued)

e) **Loan agreement of Lao Telecommunications Company Limited** (Continued)

LTC is also a party to a loan agreement with the Ministry of Finance of Laos ("MoF") for DM 15 million for the procurement and installation of Phase V of a rural telecommunications network and for consulting services. The procurement and installation of Phase V have substantially been completed. Management of LTC is in the process of negotiation with MoF to reduce the value of assets and related loans to reflect their reasonable commercial value by proposing similair terms and conditions with the Phase IV. At present, management of LTC is preparing information to support the proposed carrying value of the related assets and is of the opinion that the Government of Laos will accept LTC's proposal. As a result, LTC has recognised these assets and related loans at 30% of the asset value (excluding consulting service fees), approximately amounting to Baht 89.7 million in these financial statements.

f) **Concession contracts of subsidiaries**

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited (formerly "The Communications Authority of Thailand") ("CAT") which allow CSL to provide satellite uplink-downlink services and Internet services for a year of 22 years commencing from 9 August 1994 to 8 August 2016 and provide Internet services for customers that have their equipment installed in Thailand for a year of 10 years commencing from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Service Company Limited ("Loxserv"), which is an associate of the Group has entered into a concession agreement with CAT allowing Loxserv to provide Internet services for customers that have their equipment installed in Thailand for a year of 10 years commencing from 1 April 1996 and 31 March 2006.

Under these concession agreements, the ownerships of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

28 **Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.**

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing year. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submitted the aforementioned reorganisation plan and Disclosure Statement to the Court. Loral expects to exit Chapter 11 under current management in the first quarter of 2005.

The Company and SS/L have entered into the amendment of terms in the iPSTAR-1 satellite construction contract amendment II in respect of the delivery of iPSTAR-1 satellite, contract value and terms of payments. The amendments have been consented by the iPSTAR lenders. On 1 November 2004, SS/L filed the amended contract with the U.S. Bankruptcy Court for the Southern District of New York for approval, which the Court has approved the amended contract on 30 November 2004 and ordered SS/L to comply with the contract to continue with the iPSTAR-1 satellite construction.

29 Segment information

Financial information by business segment

	Consolidated						
	For the year ended 31 December 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Publishing and advertising	Others	Consolidation eliminations	Group
Revenues	3,182,016	415,902	1,559,473	46,728	5,881	(89,622)	5,120,378
Shares of net results from associate	-	111,870	-	-	-	-	111,870
Allocated costs and expenses	(2,812,779)	(394,649)	(1,064,123)	(42,902)	(2,171)	95,060	(4,221,564)
Segment results	369,237	133,123	495,350	3,826	3,710	5,438	1,010,684
Other income							334,286
Loss on foreign exchange							(28,051)
Profit before interest expense and income tax							1,316,919
Interest expense							(130,574)
Operating profit							1,186,345
Income tax							(298,052)
Minority interests							(32,170)
Net profit for the year							856,123
Segment assets	24,001,901	53,609	4,018,060	-	1,108,988	(2,354,756)	26,827,802
Associate							758,890
Total assets							27,586,692
Segment liabilities	1,906,879	87,023	911,621	-	10,665	(249,539)	2,666,649
Borrowings							15,755,925
Total liabilities							18,422,574
Depreciation	230,342	42,065	242,169	669	-	-	515,245
Amortisation	728,936	15,895	9,533	-	-	-	754,364
Total depreciation and amortisation	959,278	57,960	251,702	669	-	-	1,269,609

29 **Segment information** (Continued)

Financial information by business segment (Continued)

	Consolidated					
	For the year ended 31 December 2003 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	3,346,526	1,199,857	1,339,477	7,391	(88,556)	5,804,695
Shares of net results from associate	-	456	-	-	-	456
Allocated costs and expenses	(2,708,463)	(1,159,033)	(893,556)	(12,820)	134,382	(4,639,490)
Segment results	638,063	41,280	445,921	(5,429)	45,826	1,165,661
Other income						292,073
Gain on foreign exchange						119,878
Profit before interest expense and income tax						1,577,612
Interest expense						(137,916)
Operating profit						1,439,696
Income tax						(312,557)
Minority interests						(46,851)
Net profit for the year						1,080,288
Segment assets	22,137,407	2,309,167	3,172,557	1,061,891	(3,567,755)	25,113,267
Associate						2,719
Total assets						25,115,986
Segment liabilities	1,323,105	386,085	690,465	7,688	(104,579)	2,302,764
Borrowings						14,369,992
Total liabilities						16,672,756
Depreciation	222,185	100,133	160,266	6	-	482,590
Amortisation	735,968	54,279	7,611	-	-	797,858
Total depreciation and amortisation	958,153	154,412	167,877	6	-	1,280,448

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Sales relating to media advertising

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, and exclude investments.

30 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.42% of the Company's shares (2003: 51.53% of the Company's shares). Transactions with Shin Corporation Public Company Limited and companies within Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly, which directors of the Company or members of the Shinawatra family are major shareholders or directors, are recognised as related party transactions of the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged based on an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties as follows:

a) Revenues

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Parent company				
Sales and services income	251	642	-	-
Subsidiaries				
Sales and services income	-	-	69,070	64,035
Other operating income	-	-	25,263	32,478
Associate				
Sales and services income	55,997	-	56,459	-
Joint venture				
Sales and services income	27,333	9,163	53,591	17,966
Related parties under common control				
Sales and services income	134,298	150,186	108,872	110,341

b) Expenses

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Parent company				
Selling and administrative expenses	39,777	36,488	37,940	34,898
Interest expenses	-	1,181	-	-
Subsidiaries				
Purchases of goods and services	-	-	8,929	29,652
Selling and administrative expenses	-	-	32	3,904
Purchases of fixed assets	-	-	-	1,227
Associate				
Purchases of goods and services	20,294	-	20,375	-
Selling and administrative expenses	2,079	1,294	771	-
Joint venture				
Purchases of goods and services	3,905	1,037	7,658	2,032
Selling and administrative expenses	36	30	71	58
Related parties under common control				
Purchases of goods and services	29,621	98,171	8,114	7,735
Selling and administrative expenses	14,070	24,210	8,624	13,101
Purchases of fixed assets	-	97	-	97
Other related party				
Constructions in progress	60,186	54,884	60,186	54,884

SHIN SATELLITE

30 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2004	2003	2004	2003
	Baht '000	Baht '000	Baht '000	Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	375	130	-	-
Subsidiaries	-	-	34,407	5,749
Associate	36,600	11	35,896	-
Joint venture	8,726	924	17,111	1,812
Related parties under common control	2,976	12,732	-	3,451
Total trade accounts receivable - related parties	48,677	13,797	87,414	11,012
Accrued income - related parties				
Subsidiaries	-	-	9,464	17,632
Associate	2,032	-	2,002	-
Joint venture	4,264	62	8,362	121
Related parties under common control	6,677	6,489	6,121	5,690
Total accrued income - related parties	12,973	6,551	25,949	23,443
Total trade accounts receivable and accrued income - related parties	61,650	20,348	113,363	34,455
Amounts due from related parties				
Subsidiaries	-	-	2,778	21,493
Associate	4,559	-	145	-
Joint Venture	5,010	-	236	-
Total amounts due from related parties	9,569	-	3,159	21,493
Other current assets - related parties				
Subsidiaries	-	-	1,765	4
Associate	104	-	104	-
Related parties under common control	52	1,740	52	1,375
Total other current assets - related parties	156	1,740	3,159	1,379
Other non-current assets - related parties				
Related parties under common control	1,333	4,274	1,323	-

30 **Related party transactions** (Continued)

c) **Outstanding balances arising from sales/purchases of goods/services/and expenses** (Continued)

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Trade accounts payable - related parties				
Parent company	146	258	3	-
Subsidiaries	-	-	13,090	42,164
Associate	58,163	-	55,356	-
Related parties under common control	435	15,705	340	515
Total trade accounts payable - related parties	58,744	15,963	68,789	42,679
Accounts payable - property and equipment				
Other related party	4,900	4,967	4,900	4,967
Amounts due to related parties				
Parent company	12,584	13,065	12,569	12,980
Subsidiaries	-	-	1,547	7,409
Related parties under common control	136	3,068	136	3,049
Total amounts due to related parties	12,720	16,133	14,252	23,438
Accrued expenses - related parties				
Parent company	-	2	-	-
Subsidiaries	866	-	866	-
Related parties under common control	287	1,319	287	177
Total accrued expenses - related parties	1,153	1,321	1,153	177
Other non-current liabilities - related parties				
Joint venture	-	27	-	54

d) **Short-term loans and advances to related parties**

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Short-term loans to related parties				
Subsidiary	-	-	69,736	7,351
Advances to related party				
Subsidiary	-	-	-	10,681
Total short-term loans and advances to related parties	-	-	69,736	18,032

The short-term loans to subsidiary bear interest at the rate of 3.58-3.74% per annum (2003: 3.59% per annum) and are repayable at call.

The advances to a subsidiary are non-interest bearing (2003: non-interest bearing) and are repayable at call.

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2004		
Opening balance	-	18,032
Loans and advances during the year	108	69,210
Repayment of loans during the year	(108)	(15,827)
Realised gain on exchange rate	-	87
Unrealised loss on exchange rate	-	(1,766)
Closing balance	-	69,736

30 **Related party transactions** (Continued)

e) **Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company**

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (million units)	Percentage of total paid-up share capital (Before dilution)	Exercise price (Baht/unit)	Exercise period	
					First	Last
ESOP – Grant I	27 March 2002	29.00	0.99	17.704	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.597	31 May 2004	30 April 2008
ESOP – Grant III	31 May 2004	13.66	0.46	36.214	31 May 2005	30 May 2009

On 13 August 2004, the Board of Directors' meeting of Shin Corporation Public Limited ("Shin") approved the declaration of an interim dividend, which the amount paid is greater 50% of net profit after tax. Consequently, it affects the exercise ratio and exercise price. Therefore, Shin changed the exercise ratio and exercise price of warrants grant I, II and III as detailed below, with effective on 25 August 2004 onwards.

	Exercise ratio (unit)		Exercise price (Baht/unit)	
	First	New	First	New
ESOP – Grant I	1 : 1	1.0054 : 1	17.80	17.704
ESOP – Grant II	1 : 1	1.0054 : 1	13.67	13.597
ESOP – Grant III	1 : 1	1.0054 : 1	36.41	36.214

f) **Directors' remuneration**

In 2004, the remuneration of directors was Baht 4.9 million (2003: Baht 5.1 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

g) **Commitments with related parties**

Guarantees

As at 31 December 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 807 million (2003: Baht 807 million) (Note 8g and 27d).

31 **Promotional privileges**

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom-3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a year of 8 years commencing from March 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years, from the date revenue is first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

31 Promotional privileges (Continued)

In 2004, the Company's total revenue derived from BOI-promoted activities amounted to Baht 487 million (2003: Baht 963 million).

CS Loxinfo Public Company Limited ("CSL") was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the BOI in respect of earnings derived from rendering uplink-downlink services to customers outside Thailand. Promotional privileges include exemption of corporate income tax for a year of 8 years commencing from November 1998, when revenue was first earned from the promoted business. CSL had not complied with certain terms and conditions as specified in the promotion certificate; therefore, in 2004, the BOI cancelled the promotional certificate.

32 Subsequent events

a) Increase in the Company's issued and paid-up registered share capital

On 5 January 2005, the Company registered additional issued and paid-up share capital in order to support 28,900 units and 127,000 units of warrants issued to directors and employees (ESOP) Grant I and Grant II at Baht 13.38 and Baht 6.42 per share, respectively (1 warrant: 2 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 4,384 million to Baht 4,386 million and share premium increased from Baht 2,198 million to Baht 2,199 million.

At the Board of Directors' meeting of the Company on 17 February 2005, it passed a resolution to approve a decrease of the Company's authorised share capital by way of cancellation of authorised shares that have not been issued and paid-up in the number of 208,000,000 shares at a par value of Baht 5 each, amounting to Baht 1,040,000,000. After the reduction, the remaining authorised share capital of the Company will be 905,694,400 shares or Baht 4,528,472,000.

The Board has also passed a resolution to approve the increase of the Company's authorised share capital from Baht 4,528,472,000 to Baht 5,606,282,500 by issuing 215,562,100 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,077,810,500. The additional ordinary shares are to be allocated no more than 208,000,000 shares for public sale and to support warrants to be issued to its directors and employees (ESOP Grant IV) (Note 32 c)) of 7,562,100 shares.

b) Establishment of a new subsidiary in Brazil

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve iPSTAR Company Limited's establishment of iPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares is 100,000 shares with a par value of USD 1.0 each and all equity is held by iPSTAR Company Limited.

c) The Allocation of warrants of the Company granted to directors, and employees of the Company

At the Board of Directors' meeting of the Company on 17 February 2005, resolution was passed to approve the issuance and allocation of warrants to purchase ordinary shares to directors, and employees and advisors of the Company (ESOP) Grant IV at the amount of 7,562,100 units, equivalent to 0.86% of the total issued and paid-up capital of the Company as of 31 December 2004. The proposed allocation of warrants must be approved by the shareholders at their meeting.

d) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 1 February 2004, the shareholders passed a resolution to approve a dividend payment of USD 5.0 million to shareholders in respect of the operations of LTC in 2004.

SHIN SATELLITE

32 Subsequent events (Continued)

e) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CS Loxinfo Public Company Limited ("CSL") on 16 February 2005, the Board of Directors passed a resolution recommending to the annual general meeting of shareholders the payment of dividends for the year 2004, at the rate of Baht 0.25 per share. The proposed dividends must be approved by the shareholders of CSL at their meeting.

f) The allocation of warrants of CS Loxinfo Public Company Limited ("CSL") granted to directors, employees of CSL and Teleinfo Media Company Limited ("TMC")

On 16 February 2005, at the Board of Directors' meeting of CSL, the Board of Directors passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of CSL's total paid-up share capital as at 31 December 2004 under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and TMC. The exercise ratio is one warrant per ordinary share. In addition, the Board of Directors also passed a resolution to approve the increase in registered share capital from 630,982,200 ordinary shares at a par value of Baht 1 each to 639,541,300 ordinary shares at a par value of Baht 1 each. The proposed allocation of warrants must be approved by the shareholders of CSL at their meeting.

In addition, as a result of the payment of interim dividend of CSL on 8 September 2004, the exercise ratio of the warrants issued under ESOP Grant I and Grant II has been affected (Note 16). At the Board of Directors' meeting of CSL on 17 February 2005, it passed a resolution to approve the issuance of 28,474 additional ordinary shares to support the change of the exercise ratio, equivalent to 0.0046% of total issued and paid-up share capital of CSL as of 31 December 2004. The Board of Directors of CSL will propose this to the shareholders of CSL for approval.